Exhibit 99.1

FOR IMMEDIATE RELEASE:

Gazit-Globe Report Third Quarter 2017 Financial Results

TEL-AVIV, ISRAEL; November 20, 2017 – Gazit-Globe (NYSE; TSX; TASE: GZT), a global owner, developer, and operator of supermarket - anchored shopping centers and retail-based, mixed-use properties located in urban growth markets, announced today financial results for the three and nine months ended September 30, 2017.

Selected Financial Information:

(in NIS millions except per share data) (Unaudited)	3 months ended September 30		Change %	9 months ended September 30		Change %
	2017	2016		2017	2016
Property rental income	718	699	2.7%	2,105	2,129	(1.1%)
NOI	516	490	5.3%	1,483	1,487	(0.3%)
NOI adjusted for exchange rates	516	483	6.8%	1,483	1,413	5.0%
Economic FFO	186	146	27%	535	426	26%
Economic FFO per share (NIS)	0.95	0.74	28%	2.74	2.18	26%
Economic FFO adjusted for exchange rate	186	140	33%	535	388	38%
Economic FFO per share adjusted for exchange rate (NIS)	0.95	0.71	34%	2.74	1.99	37%
Fair value gain (loss) from investment property and investment property under development, net	(101)	(22)	-	(57)	109	-
Net income (loss) attributable to equity holders of the company	(185)	381	-	(90)	200	-
Diluted net income (loss) per share attributable to equity holders of the Company (NIS)	(0.95)	1.98	-	(0.49)	0.94	-
Increase (decrease) in Shareholder’s Equity	406	(30)	-	1,262	325	-
Increase (decrease) in Shareholder’s Equity Per Share (NIS)	2.3	(0.1)	-	6.7	1.7	-

(in NIS million except per share data)	30/09/2017 (Unaudited)	31/12/2016
Shareholder’s Equity	9,420	8,158
Shareholder’s Equity Per Share (NIS)	48.4	41.7
Net Debt to Total Assets (LTV) (Consolidated)	53.6%	50.1%
Net Debt to Total Assets (LTV) (Expanded Solo)	53.9%	62.0%

GAZIT GLOBE

10 Nisim Aloni St. Tel Aviv 62919 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazitglobe.com

●	Economic FFO for the quarter totaled NIS 186 million (US$ 53 million), or NIS 0.95 per share (US$ 0.27 per share), compared with NIS 146 million (US$ 41 million), or NIS 0.74 per share (US$ 0.21 per share), in the same quarter last year.
●	Economic FFO for the nine months ended September 30, 2017 totaled NIS 535 million (US$ 152 million), or NIS 2.74 per share (US$ 0.78 per share), compared with NIS 426 million (US$ 121 million), or NIS 2.18 per share (US$ 0.62 per share), in the same period last year.
●	Same property NOI in the nine months ended September 30, 2017 increased 3.6% compared with the same period in the previous year. Excluding Russia, same property NOI increased 2.3% compared with the same period in the previous year.
●	The occupancy rate as of September 30, 2017 is at 95.3% (95.6% as of December 31, 2016).
●	Investments in acquisitions, developments and redevelopments in the nine months ended September 30, 2017 totaled NIS 2.2 billion (US$ 623 million).
●	As of September 30, 2017, the Company and its subsidiaries had cash, cash equivalents and undrawn revolving credit facilities in the aggregate amount of NIS 7.0 billion (US$ 1.98 billion), of which NIS 3.2 billion (US$ 906 million) was at the Company level. In addition, First Capital Realty Inc. had liquidity including available undrawn credit facilities of NIS 1.8 billion (US$ 0.5 billion).
●	Cash flow from operating activities in the quarter totaled NIS 410 million (US$ 116 million), compared with NIS 564 million (US$ 160 million) in the same quarter last year. The decrease in cash flows from operating activities is primarily due to the deconsolidation of Equity One and First Capital Realty Inc.

“We are extremely pleased with our quarterly and YTD results that came in better than expected with consistent growth across all our businesses, private and public”, stated Dori J Segal, Vice Chairman, CEO of Gazit Globe. “We continue to work very hard in implementing our strategy that we announced in the beginning of 2016 and remain confident that we can make meaningful progress also in 2018”.

Acquisition, Development, Redevelopment and Capital Recycling Activities:

●	During the nine months ended September 30, 2017, the Group (excluding Regency) acquired 8 income producing assets totaling 34,000 sqm, in total investment of NIS 646 (US$ 183 million), as well as invested NIS 1,561 (US$ 442 million) million in development and redevelopment projects.
●	As of September 30, 2017, the Group (excluding Regency) had two properties under development with a gross leasable area (GLA) of 81,000 sqm with total investment of NIS 1,681 million (US$ 0.47 billion), and 15 properties under redevelopment with a GLA of 129,000 sqm and a total investment of NIS 3.1 billion (US$ 0.87 billion). The cost to complete the properties under development and redevelopment totaled NIS 1,864 million (US$ 528 million).
●	Subsequent to the quarter end, Gazit Horizons acquired its first asset in the New York market, a three-level, 92,000-square-foot retail condominium on Manhattan’s upper east side, for US$ 73.25 million.

Financing Activities in Q3 2017:

●	The average interest rate in the quarter reflects an average nominal annual interest of 3.6% on the interest-bearing debt of the Company and its subsidiaries, as compared with 4.0% in the comparable quarter of the prior year and 4.0% in 2016. The average interest at the Gazit-Globe parent level and its private subsidiaries (expanded solo) is 4.82%.
●	The Company will distribute a quarterly cash dividend of NIS 0.35 per share, payable on January 2, 2018 to shareholders of record as of December 15, 2017.
●	In August 2017, S&P Maalot, re-affirmed Gazit-Globe’s local credit rating of ilAA- with a stable outlook.

GAZIT GLOBE

10 Nisim Aloni St. Tel Aviv 62919 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazitglobe.com

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Economic FFO Guidance

Presented below is the 2017 guidance, based on publicly available information and Management’s assessments, including the FFO guidance of public investees, where published, and also on assumptions:

●	Exchange and interest rates known as of the filing date.
●	No significant investments, acquisitions and disposals, other than development work.
●	No material unexpected events in the business.

	1-9/17 Actual	6-9/17 Actual	Full Year 2017 Previous Guidance	Full Year 2017 Updated Guidance
Economic FFO (NIS in million)	535	186	635 – 649	688 – 700
Economic FFO per share (NIS)	2.74	0.95	3.25 – 3.32	3.53 – 3.59

The Company’s Economic FFO guidance for 2017 is forward-looking information, as defined in the Israeli Securities Law, 1968, which is based on the aforementioned assumptions, including assessments and estimates by Management of the of Company and the Group companies pertaining to future events and matters whose materialization is not certain nor under the Group’s control. There is no certainty that the guidance will be realized, wholly or partly, and actual results could be materially different from those set forth above due, inter alia, to their dependence on events that are not under the control of the Company and the Group.

ACCOUNTING AND OTHER DISCLOSURES

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European real estate companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria. As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to generally accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

GAZIT GLOBE

10 Nisim Aloni St. Tel Aviv 62919 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazitglobe.com

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CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Monday, November 20th, 2017 at 5:00 pm Israel Time/10:00 am US Eastern Time, to review the third quarter ended September 30, 2017 financial results.

Shareholders, analysts and other interested parties can access the conference call by dialing: United States 1888 668 9141, Canada 1866 485 2399, United Kingdom 0800 917 5108, International / Israel +972 3 9180685

A presentation and replay of the call will be available on the company’s website under “Investor Relations” at: www.gazitglobe.com

Webcast link: http://veidan-stream.com/gazitglobeq3-2017.html

About Gazit-Globe

Gazit-Globe is a global owner developer and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of September 30, 2017 Gazit-Globe owns and operates 130 properties, with a gross leasable area of approximately 2.7 million square meters and a total value of approximately NIS 35.8 billion. In addition, the Company owns 32.6% of First Capital Realty Inc and 10.9% of Regency Centers Corporation.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s financial report is available on Gazit-Globe website at www.gazitglobe.com

Investors Contact: IR@gazitgroup.com, Media Contact: PR@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

GAZIT GLOBE

10 Nisim Aloni St. Tel Aviv 62919 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazitglobe.com

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